Filed by Artemis Strategic Investment Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Artemis Strategic Investment Corp.
Commission File No.: 001-40855

NOVIBET PROVIDES UPDATE ON SENIOR MANAGEMENT APPOINTMENTS AND EXPECTED BOARD OF DIRECTORS COMPOSITION

World Class Management and Board to Lead Novibet’s Next Phase of Expansion and Growth

Valletta, Malta and Phoenix, AZ – July 20, 2022 – Logflex MT Holding Limited (doing business as Novibet) (“Novibet” or the “Company”), an established, profitable, iGaming and Online Sportsbook (“OSB”) provider operating in several countries across Europe, today announced several senior management appointments and the expected composition of its Board of Directors upon the completion of its previously announced proposed business combination with Artemis Strategic Investment Corporation (Nasdaq: ARTE) (“Artemis”), a publicly traded special purpose acquisition company. The proposed transaction, announced March 30, 2022, has been unanimously approved by the Boards of Directors of both companies and is expected to close in the second half of 2022, subject to approval by Artemis’ shareholders and other customary closing conditions.

Senior Management Appointments

Christoforos Bozatzidis has been appointed Chief Marketing Officer for International Markets, a new position at the Company. Mr. Bozatzidis has extensive experience and a strong record of accomplishments as a senior executive in the highly competitive and digitally enabled mobile telecom industry working for leading brands. Mr. Bozatzidis reports directly to George Athanasopoulos, Chief Executive Officer of Novibet and will have primary oversight of Novibet’s global expansion into markets including Europe, North America and Latin America. Mr. Bozatzidis held high ranking positions in Marketing for multi-national and Greek companies. He was most recently Brand, Marketing Communications, Retail Marketing and Products Director for WIND Hellas, an integrated telecommunications provider that is the third largest mobile operator in Greece with more than 4.4 million active subscribers. Prior to joining WIND Hellas, he was a senior executive at COSMOTE Mobile Telecommunications, S.A. for more than seven years and an executive at Germanos, a multi-national electronic good retail chain for technological products and services. From June 2020 - May 2021, Mr. Bozatzidis was a member of the management board of Hellenic Advertisers Association. He holds two Executive MBAs from Alba Graduate Business School, and - from Athens University of Economics and Business and a degree in Marketing & Communication from Athens University of Economics and Business.

In addition, Thomas Granite, who currently serves as Chief Financial Officer, Treasurer and Secretary of Artemis and possesses more than 17 years of gaming industry operational and investment banking experience, has been appointed Chief Financial Officer and Treasurer of Novibet effective as of the completion of the companies’ business combination transaction. Mr. Granite will oversee all financial aspects of the Company’s business, including internal and external financial reporting, internal audit, compliance and controls, investor relations, and treasury and capital markets functions, and will take a prominent role in strategic planning, business development, and mergers and acquisitions. From 2019 to 2020, he served as Chief Financial Officer of Maverick Gaming LLC, a regional U.S. casino operator. Prior to this, Mr. Granite served as Managing Director in the Real Estate, Gaming and Lodging Investment Banking group at Jefferies Financial Group which he joined in 2010 and worked with clients across the gaming industry. He previously served as Director of Gaming, Leisure, and Transportation Investment Banking from 2005 to 2009 at Merrill Lynch.

George Athanasopoulos commented on the management appointments, “We are at the beginning of a very exciting time for Novibet with the ongoing business momentum in markets where we currently operate soon to be complemented by our entry into additional regulated iGaming and OSB markets in Europe, North America and Latin America. Continuing to enhance our senior management leadership and capabilities will prove vital to our ability to achieve consistent progress on our business expansion initiatives.

“Christoforos has many years of senior management experience from the highly competitive mobile telecom industry, an industry that shares a lot of similarities with iGaming and OSB in regards to customer acquisition, experience, and retention as our customers are constantly mobile, and we use the same KPIs for our data-driven decision making. His onboarding is going to be very efficient and we look forward to the experience and expertise that Christoforos is bringing to our senior management team. Having worked closely with Tom on our proposed business combination transaction and with his deep gaming industry background and knowledge, he is an excellent choice to lead our finance team and play an important role in driving our strategic development initiatives. Novibet’s senior management team alongside all of our team members will be focused on the collaborative innovation we know will help us grow and succeed.”

Board of Directors - Expected Composition

Novibet also announced the expected composition of its Board of Directors comprised of the following members (effective as of the completion of the above noted business combination transaction):

Rodolfo Odoni – Executive Chairman of Novibet’s board of directors: Mr. Odoni is the owner of Komisium and the beneficial owner of Novibet and has served as a member of Novibet’s board of directors since February 2021. In addition, Mr. Odoni serves as the Managing Director of I.P.D Press & Media Online Ltd. From 2018 to 2020, and from 1995 to 2018 he was the President and CEO of Centric Holdings S.A.

George Athanasopoulos – Director: Mr. Athanasopoulos has served as Novibet’s Chief Executive Officer since October 2009. He has served as the Chief Executive Officer of Abraserve Limited since 2021, and previously served as the Chief Executive Officer of Streaming Upload from 2018 to 2021. From 2008 to 2018, Mr. Athanasopoulos served as the Chief Operating Officer of Centric Holdings SA. Prior to this, he was the Financial Controller of Intralot/ Totolotek from 2006 to 2008 and oversaw Budgeting and Reporting of InfoQuest from 1999 to 2006.

Samy David – Director: Mr. David serves as a managing partner of Grifon Partners, a position he has held since 2013.  Mr. David served as the Global Head of Treasury and Capital Markets for Marfin Popular Bank from 2005 to 2012, the Head of Derivatives for Hellenic Securities from 2000 to 2005, and in Bank of America’s Treasury Market Making Greek Government Bonds services from 1995 to 2000.  Mr. David has served as a non-executive board member of Porto Karras s.a., PAPERPACK s.a., Marfin Bank Romania, and Marfin Bank s.a.

Holly Gagnon – Director: Ms. Gagnon currently serves as Co-Chief Executive Officer and Chairperson of Artemis. Currently, she is the President and Founder of Hospitality Gaming Consulting, LLC. From 2017 to 2020, Ms. Gagnon served as Chief Executive Officer of Seneca Gaming Corporation, which manages the gaming operations of the Seneca Nation of Indians. Prior to this, she served as Chief Executive Officer for Chumash Enterprises for the Santa Ynez Band of Chumash Indians from 2015 to 2017. Before joining Chumash Enterprises, Ms. Gagnon served as the President and Chief Executive Officer of Pearl River Resort from 2012 to 2015 and, prior to this, held key financial and operational roles with Caesars Entertainment Corporation, MGM Resorts International and Harrah’s Entertainment Inc. Ms. Gagnon serves as a board member and Audit Committee Chair of Bragg Gaming Group. In addition, she is a founding board member of Global Gaming Women and a Distinguished Fellow for the International Gaming Institute at the University of Nevada, Las Vegas.

Philip N. Kaplan – Director: Mr. Kaplan currently serves as Co-Chief Executive Officer and President of Artemis. In addition, Mr. Kaplan serves as the Chairman of Velocity E-Sports and previously served as the Chairman and Chief Executive Officer of GameWorks, Inc., which operates a chain of entertainment venues focusing on video gaming, since 2018 and as Managing Partner of April Mountain Properties, LLC since 2013. From 2010 to 2013, Mr. Kaplan was the Chief Executive Officer and board member at dbtech, a private equity-held a provider of healthcare workflow automation solutions. Mr. Kaplan served as Chief Operating Officer and board member of Quality Systems, Inc. from 2008 to 2010 and as President, Chief Operating Officer and board member at VitalStream Holdings, Inc. from 2000 to 2008.

Rodolfo Odoni commented, “Our proposed Board of Directors will be world class as it will include senior executives who possess significant gaming and/or technology industry and capital markets experience that we believe will prove valuable in helping the Company continue to execute at a high level and achieve consistent progress on its growth initiatives. We’re looking forward to working collaboratively with George and the entire Novibet team as they embark on this exciting time in the Company’s history and work to create value for all shareholders.”

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About Novibet

Novibet is an established GameTech company operating in several countries across Europe through its headquarters in Malta, offices in Greece and employees in Isle of Man and Italy. Licensed and regulated by HGC, MGA, ADM, and Irish Revenue Commissioners, Novibet is committed to delivering the best sports betting and gaming experience to an expanding customer base. Since 2010, Novibet has offered online sports betting and casino entertainment in several competitive European markets.

The exciting online gaming experience begins with providing the most popular online casino games and, to that end, Novibet has teamed up with some of the world’s leading online casino content providers. With over 5,000 online casino games available to its experienced Casino Management Team, Novibet delivers slots, casino table, live-action, and many more game types across desktop, mobile, and tablet devices.

Novibet has its own proprietary betting platform that integrates world leading official data providers; with its own algorithms generating an extensive Betting Offer that includes In Play and Minute markets, in house developed Automatic and Hybrid Cash-Out, quick settlement of bets, and unparalleled excitement to sports enthusiasts.

As an innovative and adaptable operator, Novibet has a product offering that is constantly interacting with demand to meet and exceed existing and upcoming trends.  In close partnership with Microsoft, Novibet is fully hosted in the Azure Cloud, providing scalability, high availability, redundancy, and economies of scale that are unrivaled in the industry.

For more information: https://investor.novibet.com/.

About Artemis Strategic Investment Corporation

Artemis is a special purpose acquisition company formed in 2021 and listed on Nasdaq in September 2021. Artemis was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artemis is focused on partnering with companies in the gaming, sports and entertainment sectors as well as the technology and services that are associated with these verticals. Its Class A common stock, units, and warrants trade on Nasdaq under the symbols "ARTE”, “ARTEU”, and “ARTEW”, respectively. Artemis’ management team is led by Holly Gagnon, Philip Kaplan, Thomas Granite and Scott Shulak who each have decades of experience operating, advising and creating value for the owners and investors of leading businesses and entities.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, Artemis, Novibet, and Novibet PLC (“PubCo”) intend to prepare, and PubCo intends to file with the SEC, a registration statement on Form F-4 (“Registration Statement”) which will include the proxy statement of Artemis and the prospectus of PubCo (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and one or more amendments to the Registration Statement, and, after the Registration Statement is declared effective, Artemis will mail the definitive Proxy Statement/Prospectus included therein to the holders of Artemis’s common stock in connection with Artemis’s solicitation of proxies for the vote by Artemis stockholders with respect to the Business Combination and other matters described in the Registration Statement. Artemis urges its stockholders and other interested persons to read, when available, the Registration Statement, the amendments thereto, and the documents incorporated by reference therein, as well as other documents filed by Artemis with the SEC in connection with the Business Combination, as these materials will contain important information about Artemis, Novibet, and the Business Combination. Stockholders of Artemis will also be able to obtain copies of such documents, when available, free of charge through the website maintained by the SEC at www.sec.gov or by directing a written request to Artemis Strategic Investment Corporation, 3310 East Corona Avenue, Phoenix, AZ 85040.

Participants in the Solicitation

Under SEC rules, Artemis, Novibet, PubCo, and each of their respective officers and directors may be deemed to be participants in the solicitation of Artemis’s stockholders in connection with the Business Combination. Stockholders of Artemis may obtain more detailed information regarding the names, affiliations, and interests of Artemis’s directors and officers in Artemis’s prospectus for its initial public offering, filed with the SEC on October 1, 2021 (the “IPO Prospectus”) and the Registration Statement, when available. The interests of Artemis’s directors, officers, and others in the Business Combination may, in some cases, be different than those of Artemis’s stockholders generally. Information about such interests will be set forth in the Registration Statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release includes historical information as well as “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to matters such as the future results of operations and financial position of PubCo and its subsidiaries; planned products and services; Novibet’s business strategy, including Novibet’s planned launch in the United States and the Americas; objectives of Novibet’s management for future operations; market size and potential growth opportunities; competitive position; expectations and timings related to commercial launches; potential benefits of the proposed business combination; and technological and market trends and other future conditions.

Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “future,” “anticipate,” “assume,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. Accordingly, such forward-looking statements are not guarantees and are subject to inherent risks, uncertainties, and changes in circumstance that are difficult to predict and may be outside of PubCo’s, Artemis’s and Novibet’s control. PubCo’s, Artemis’s and Novibet’s actual results may differ materially from their expectations, estimates and projections due to a variety of factors and consequently, you should not place undue reliance on these forward-looking statements as predictions of future events. Although it is impossible to identify all factors that may cause such differences, they include, but are not limited to: (1) the level of redemptions by Artemis’s shareholders in connection with a business combination and the outcome of any legal proceedings that may be instituted against Artemis or Novibet following the announcement of the Business Combination; (2) the inability to complete the Business Combination; (3) the risk that the Business Combination disrupts current plans and operations of Novibet as a result of the announcement and consummation of the Business Combination; (4) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (5) costs related to the Business Combination; (6) changes in laws or regulations applicable to Novibet’s business; (7) the possibility that PubCo may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of the global COVID-19 pandemic; (9) the risk factors which will be set forth under the heading “Risk Factors” in the Registration Statement; and (10) the risks and uncertainties described in the “Risk Factors” section of Artemis’s IPO Prospectus and Artemis’s subsequent filings with the SEC.

The foregoing list of factors is not exclusive. There may be additional risks that Artemis and Novibet do not presently know or that they currently believe are immaterial that could cause actual results to differ materially from those contained in the forward-looking statements. All information set forth herein speaks only as of the date hereof in the case of information about Artemis and Novibet or the date of such information in the case of information from persons other than Artemis and Novibet, and PubCo, Artemis and Novibet expressly disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based.

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investor Contacts:

Joseph Jaffoni, Richard Land and James Leahy
JCIR
(212) 835-8500
novibet@jcir.com

Thomas Granite

Artemis Strategic Investment Corporation

info@artemisspac.com